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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Liberty Self-Stor, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

M14925107

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. M14925107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas H. Lagos

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Ohio

	7.	Sole Voting Power
Number of		65,000

Shares	8.	Shared Voting Power

Beneficially		196,186

Owned by Each	9.	Sole Dispositive Power

Reporting		65,000

Person	10.	Shared Dispositive Power

With		196,186

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 261,186

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.47%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. M14925107

Item 1.       Security and Issuer.

     This statement relates to the common shares (the “Shares”) of Liberty Self-Stor, Inc. (the “Issuer”),a Maryland corporation. The Issuer’s principal executive offices are located at 8500 Station Street, Suite 100, Mentor, Ohio 44060.

Item 2.       Identity and Background

     (a) Thomas H. Lagos

     (b) 750 Shrine Road
           Springfield, Ohio 45504

     (c) The Reporting Person is a private investor whose business’s address is 750 Springfield, Ohio 45504. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

     (d) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has not been, or is not subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

     The reporting person purchased an additional 50,000 shares of common stock with personal funds. The aggregate purchase price for these additional shares was $26,160.

Item 4.      Purpose of Transaction.

     The reporting person acquired the securities of the Issuer for general investment purposes. Consistent with such purposes, the reporting person has had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the reporting person may deem relevant to his investment in the Issuer. In addition, the reporting person may from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of capital stock of the Issuer or further investments in the Issuer. The reporting person intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of common stock, subsequent developments affecting the Issuer and the Issuer’s business, opportunities available to the reporting person, general stock market and economic conditions and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Issuer.

     Except as set forth above, the reporting person does not have any plans or proposals which relate to or would result in the reporting person exercising control over the Issuer.

Item 5.      Interest in Securities of the Issuer.

     (a) Amount Beneficially Owned

     261,186

     Percent of Class

     8.47%

     (b) Number of Shares as to which the Person has:

(i)	Sole power to vote or direct the vote: 65,000

(ii)	Shared power to vote or direct the vote: 196,186 which shares are held by the reporting person’s spouse, Matina K. Lagos. The reporting person has a Power of Attorney for Matina K. Lagos.

(iii)	Sole power to dispose or to direct the disposition of: 65,000

(iv)	Shared power to dispose or to direct the disposition of: 196,186, which shares are held by the reporting person’s spouse, Matina K. Lagos. The reporting person has a Power of Attorney for Matina K. Lagos.

     (c) None

     (d) Not Applicable

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     NONE

Item 7.      Material to be Filed as Exhibits.

     NONE

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2004

Signature: /S/ THOMAS H. LAGOS Name/Title Thomas H. Lagos